Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2007. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Program for Growth and Employment

The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility, and as well as the expected contraction in growth, or recession in Mexico’s trading partners, are likely to have adverse effects on the Mexican economy, including:

•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,
•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and
•	a lower oil price, leading to decreased public sector revenues.

The Mexican economy and financial markets have already begun to experience these adverse effects.

The specific goals of the Program for Growth and Employment are to:

•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,
•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,
•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and
•	foster long-term economic growth.

The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:

•

The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.

•

Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.

•

The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•

Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.

•

An additional infrastructure expenditure program would be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion would be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion would be allocated among projects in various sectors that reflect both national priorities and the highest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad, housing, education, tourism, highways and agriculture).

•

The Mexican national development banks would employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. are supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.
•

Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediary, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•

Approximately Ps. 40 billion of additional credit will be made available to the housing sector through the Sociedad Hipotecaria Federal and NAFIN. In addition, Sociedad Hipotecaria Federal, in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.

•

The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as towards financing to small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.

•

The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish in November a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.

Prices and Wages

Inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2008 was 5.80%, 2.5 percentage points higher than during the same period of 2007.

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Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.3% in real terms during the first nine months of 2008, as compared with the first nine months of 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 5.6%; the construction sector grew by 0.2%; the manufacturing sector grew by 2.1%; the wholesale and retail trade sector grew by 4.9%; the transportation and warehousing sector grew by 2.3%; the information sector grew by 11.1%; the finance and insurance sector grew by 2.5%; the real estate, rental and leasing sector grew by 3.7%; management of companies and enterprises grew by 3.1%; administrative and support and waste management and remediation services grew by 1.7%; education services grew by 1.2%; health care and social assistance grew by 0.9%; arts, entertainment and recreation grew by 3.0%; accommodation and food services grew by 2.2%; and other services (except public administration) grew by 2.3%, each in real terms as compared to first nine months of 2007. However, the public administration decreased by 0.3%, the mining sector decreased by 7.0% and professional, scientific and technical services decreased by 0.1%, each in real terms as compared to the first nine months of 2007.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the audited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2008, expressed in nominal pesos, were Ps.1,064.9 billion, an increase of 29.2% from total sales revenues, expressed in constant pesos with purchasing power at December 31, 2007, of Ps. 824.1 billion in the first nine months of 2007. Total sales revenues did not include the IEPS Tax in either the first nine months of 2007 or the first nine months of 2008 because the IEPS tax rate was negative during both periods.

Domestic sales increased by 19.3% in the first nine months of 2008, from Ps. 435.5 billion in the first nine months of 2007 to Ps. 519.4 billion in the first nine months of 2008, due to a 40.0% increase in sales of natural gas, a 15.0% increase in sales of petroleum products and a 33.3% increase in sales of petrochemical products. In the first nine months of 2008, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 40.6%, from Ps. 385.4 billion in the first nine months of 2007 to Ps. 541.9 billion in the first nine months of 2008, primarily due to a 39.8% increase in export sales of crude oil and condensates and a 58.9% increase in export sales of petroleum products, which were partially offset by a 38.6% decrease in export sales of natural gas. The increase in export sales of crude oil and petroleum products was attributable to higher crude oil and product prices, which were partially offset by a 18.2% decrease in the volume of crude oil exports and a 7.2% decrease in the volume of petroleum product exports in the first nine months of 2008.

In the first nine months of 2008, PEMEX reported net income of Ps. 5.6 billion on Ps. 1,064.9 billion in total sales revenues, as compared with net income of Ps. 14.1 billion on Ps. 824.1 billion in total sales revenues in the first nine months of 2007. The 60.3% decrease in net income resulted primarily from a Ps. 220.5 billion increase in taxes and duties, which more than offset a Ps. 109.5 billion increase in operating income and a Ps. 111.8 increase in other net revenues, in each case as compared to the first nine months of 2007.

On November 29, 2008, a set of energy legal reforms became effective. These reforms amend three of the following laws:

•	the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs;
•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law); and
•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law).

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In addition, the reforms enacted the following four new laws:

•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law);
•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law), which establishes a new authority to strengthen the energy regulatory framework;
•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and
•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).

The energy reforms did not include any amendment to the Political Constitution of the United Mexican States.

The energy reforms should, among other things, improve PEMEX’s decision-making processes and its execution capabilities through the creation of seven executive committees to support the Board of Directors of Petróleos Mexicanos, including an audit and performance evaluation committee and a transparency and accountability committee, and the appointment of four new professional members to the Board of Directors of Petróleos Mexicanos. PEMEX has also been granted greater flexibility to invest its excess income if certain conditions are met.

The energy reforms also provide PEMEX with a more flexible contracting structure for its core production activities. To strengthen PEMEX’s ability to execute contracts, it is authorized to offer cash compensation to contractors that provide it with benefits from new technologies, faster execution or greater profit, subject to the requirement that payment obligations in respect of construction and services contracts will always be made in cash and in no case will ownership rights over hydrocarbons be granted.

Petróleos Mexicanos, in addition to other sorts of public debt instruments, will be able to issue bonds called bonos ciudadanos (Citizen Bonds), the returns of which will be linked to PEMEX’s performance. The Ministry of Finance and Public Credit will establish the characteristics, terms and conditions of the Citizen Bonds.

Finally, the reforms include changes to the fiscal regime applicable to PEMEX that apply a differentiated fiscal regime to its crude oil and natural gas fields that takes into account field complexities.

Interest Rates

During the first eleven months of 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared with average rates on 28-day and 91-day Cetes of 7.2% and 7.3%, respectively, during the same period of 2007. On December 16, 2008, the 28-day Cetes rate was 8.0% and the 91-day Cetes rate was 8.3%.

Financial System

Central Bank and Monetary Policy

During the first ten months of 2008, the M1 money supply increased by 2.73% in real terms, as compared with the same period of 2007. This was driven by an increase in bills and coins held by the public, which increased by 9.79% in real terms in the first ten months of 2008.

During the first ten months of 2008, financial savings increased by 5.51% in real terms, as compared with the same period of 2007. Savings generated by Mexican residents increased by 4.14% in real terms and savings generated by non-residents increased by 31.48% in real terms during the first ten months of 2008, each as compared with the same period of 2007.

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At December 16, 2008, the monetary base totaled Ps. 556.6 billion, a 12.5% nominal increase from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.

In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75%, on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008.

Banking Supervision and Support

At September 30, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 56,782 million, as compared with Ps. 43,142 million at December 31, 2007. The total loan portfolio of the banking system increased by 6.0% in real terms during the first nine months of 2008, as compared with December 31, 2007. The past-due loan ratio of commercial banks was 3.0% at September 30, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 90,199 million at September 30, 2008, as compared with Ps. 72,862 million at December 31, 2007. At this level, commercial banks had reserves covering 158.9% of their past-due loans at September 30, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

In response to the current international financial crisis, the Federal Government and Banco de México announced on October 27, 2008, October 29, 2008 and October 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including:

•

for the remaining Mexican Government securities auctions scheduled for 2008, the amount of long-term fixed rate peso- and UDI[1]-denominated bonds to be issued will be decreased and the amount of short–term Treasury bills (Cetes) will be increased;

•

for the remaining auctions scheduled for 2008, the weekly issuance by the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) of Savings Protection Bonds will be reduced;

•	Banco de México will implement a program to repurchase up to Ps. 150 billion of debt securities issued by the IPAB;
•

Banco de México will establish a program of auctions of up to Ps. 50 billion of interest rate swaps, through which market participants will be able to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, allowing investors with portfolios of long-term fixed rate instruments to reduce their sensitivity to interest rate fluctuations. Banco de México will use the 28-day tasa de interés interbancaria de equilibrio (the interbank equilibrium interest rate, or “TIIE”) as the reference for the variable interest rate while the participants will determine the fixed rate with which they want to participate. The auctions will be held on Wednesdays and Fridays from November 14, 2008 to November 28, 2008;

•

the Government expects to increase its financing from multilateral financial institutions in 2008 and 2009 by approximately U.S. $5 billion, which should give the Government greater flexibility in the use of other financing sources, since the funding from multilateral lenders is less dependent on prevailing financing conditions in the international financial markets;

•	the National Banking and Securities Commission adopted a temporary rule allowing financial institutions to buy and sell government instruments from investment funds that are part of the same

_________________________

1 Unidad de Inversión (unit of account indexed to Mexican inflation).

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financial group, with the aim of providing financial institutions with greater flexibility in their portfolio adjustments, while maintaining best practices in terms of transfer pricing;
•

Banco de México agreed with the Federal Reserve Bank of New York to establish temporary swap facilities of up to U.S. $30 billion effective until April 30, 2009. These new facilities, which have also been agreed upon with the central banks of Brazil, Korea and Singapore, will provide, when necessary, liquidity in U.S. dollars to financial institutions in Mexico and provide Banco de México with greater flexibility to address demand for U.S. dollars in the financial markets; and

•	the Government announced that it was going to repurchase up to Ps. 40 billion of outstanding domestic bonds. As part of this program, the Federal Government repurchased Ps. 4.3 billion of fixed rate peso denominated government bonds (MBonos) and UDI 713 million of UDI-denominated government bonds (Udibonos). The repurchases were carried out through auctions conducted by Banco de México and the Ministry of Finance and Public Credit on December 3, December 13 and December 17, 2008.

The Securities Market

At December 17, 2008, the Mexican Stock Market Index stood at 22,572.5 points, representing a 23.6% decrease from the level at December 31, 2007.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first ten months of 2008, Mexico registered a trade deficit of U.S. $11.1 billion, as compared with a trade deficit of U.S. $8.7 billion for the same period of 2007. Merchandise exports increased by 13.1% during the first ten months of 2008 to U.S. $253.7 billion, as compared to U.S. $224.3 billion for the same period of 2007. During the first ten months of 2008, petroleum exports increased by 38.3%, while non-petroleum exports increased by 8.6%, each as compared with the petroleum and non-petroleum export totals of the same period of 2007. Exports of manufactured goods, which represented 78.1% of total merchandise exports, increased by 8.3% during the first ten months of 2008, as compared with exports of manufactured goods during the same period of 2007.

According to preliminary figures, during the first ten months of 2008, total imports grew by 13.7% to U.S. $264.9 billion, as compared to U.S. $233.0 billion for the same period of 2007. During the first ten months of 2008, imports of intermediate goods increased by 12.3%, imports of capital goods increased by 18.0% and imports of consumer goods increased by 16.9%, each as compared to imports in the same period of 2007.

Balance of International Payments

According to preliminary figures, during the first nine months of 2008, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $10,454 million, as compared to a deficit of U.S. $8,904 million for the same period of 2007. The capital account registered a surplus in the first nine months of 2008 of U.S. $12,004 million, as compared with a U.S. $12,142 million surplus in the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $26.5 billion during the first nine months of 2008, and was composed of direct foreign investment of U.S. $15.6 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $10.9 billion.

According to preliminary figures, at December 11, 2008, Mexico’s international reserves totaled U.S. $84,662 million, an increase of U.S. $6,672 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $89,666 million at December 11, 2008, an increase of U.S. $2,432 million from the amount at December 31, 2007.

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On October 8, 2008, Banco de México announced that going forward, Banco de México would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeds 2% (“daily auctions”). As of December 16, 2008, Mexico has sold an aggregate of U.S. $4.1 billion through daily auctions.

In addition, from October 8, 2008 to date, Banco de México has conducted the following special auctions for an aggregate of U.S. $11 billion of dollars: (i) on October 8 and 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008 a special auction of U.S. $1.0 billion.

Direct Foreign Investment in Mexico

According to preliminary figures, during the first nine months of 2008, direct foreign investment in Mexico notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $15.6 billion. Of that, 33.8% has been channeled to manufacturing, 23.1% to financial services, 9.9% to commerce, 4.7% to transportation and communications, 21.5% to mining, 3.1% to construction and 3.9% to other services. By country of origin, during the first nine months of 2008, 48.8% came from the United States, 13.9% came from Spain, 9.0% came from Canada, 6.6% came from the United Kingdom, 2.1% came from Switzerland and 19.6% came from other countries.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on December 17, 2008 (to take effect on the second business day thereafter) was Ps. 13.1275 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first ten months of 2008, the public sector overall balance registered a surplus of Ps. 218.2 billion, 10.4% higher in real terms than the Ps. 188.5 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 380.0 billion for the first ten months of 2008, 4.5% lower in real terms than for the first ten months of 2007.

2009 Budget and Fiscal Package

On September 8, 2008, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Budget”).

The Federal Annual Revenue Law for 2009 was published in the Mexican Official Gazette on November 10, 2008 and will become effective as of January 1, 2009. On November 28, 2008, the Federal Expenditure Decree for 2009 was published in the Mexican Official Gazette and will become effective as of January 1, 2009.

The preliminary results for 2006, 2007 and the first nine months of 2008, as well as the budget assumptions and targets for 2008 and the 2009 Budget, are presented below.

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2006, 2007 and First Nine Months of 2008 Results;

2008 and 2009 Budget Assumptions and Targets

	2006 Results	2007 Results	First nine months of 2008 Results(1)	2008 Budget(3)(4)	2009 Budget (5)
Real GDP growth (%)	4.9%(2)	3.2%(1)(2)	2.3%(2)	3.7%	1.8%
Increase in the national consumer price index (%)	4.1%	3.8%	3.9%	3.0%	3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	53.04	61.63	98.38	49.00	70.00(6)
Current account deficit as % of GDP	0.2%(1)(2)	0.6%(1)(2)	1.2%(1)(2)	1.0%	1.1%
Average exchange rate (Ps./$1.00)	10.9	10.9	10.5	11.2	11.7
Average rate on 28-day Cetes (%)	7.2%	7.2%	7.7%	7.0%	8.0%
Public sector balance as % of GDP	0.1%(2)	0.0%(1)(2)	1.5%	0.0%	0.0%
Primary balance as % of GDP	2.5%(2)	2.2%(1) (2)	3.3%	2.5%	n.a.

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(1)	Preliminary data.
(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008.
(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.
(4)

2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year and have not been revised to reflect the adverse global financial and economic environment in 2008.

(5)

2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009).

(6)

Over the past few months, the Mexican Government has entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Annual Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed.

n.a.: Not Available. Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at September 30, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at October 31, 2008, the net internal debt of the Mexican Government totaled Ps. 1,890.4 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At October 31, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,107.2 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Mexican Government at October 31, 2008, Ps. 262.6 billion represented short-term debt and Ps. 1,844.7 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.82 years during the first nine months of 2008, from 5.59 years at December 31, 2007 to 6.41 years at September 30, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 92.4 billion for the first nine months of 2008, 8.3% more in nominal terms, as compared to the same period of 2007.

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External Public Debt

The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $2.2 billion in the first ten months of 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $53.1 billion at October 31, 2008. Of this amount, U.S. $51.0 billion represented long-term debt and U.S. $2.1 billion represented short-term debt. At June 30, 2008, commercial banks held approximately 7.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.2%, bondholders held 63.0% and other creditors held the remaining 12.4%.

During October 2008, two series of Mexico’s debt exchange warrants, entitling their holders to exchange on certain dates a specified principal amount of certain Mexico’s foreign-currency denominated bonds and notes for a specified principal amount of certain Mexican peso-denominated MBonos or Udibonos, were exercised. As a result of the warrants’ exercise, approximately U.S. $1,057.8 million of U.S.-dollar denominated bonds and €8.8 million of Euro-denominated and Italian Lira-denominated bonds were cancelled. The table below shows the results of the warrant exercise described in this paragraph.

Title of Purchased Securities	ISIN	Aggregate Principal Amount Outstanding before Repurchases (in millions)	Aggregate Principal Amount Repurchased (in millions)	Aggregate Principal Amount Outstanding after Repurchases (in millions)
11 3/8% Global Bonds due September 15, 2016	US593048BA88	U.S.$1,692	U.S.$10	U.S.$1,682
8.00% Global Notes due 2022	US91086QAJ76	U.S.$714	U.S.$0	U.S.$714
8.30% Global Notes due 2031	US91086QAG38	U.S.$1,774	U.S.$133	U.S.$1,641
7.50% Global Notes due 2033	US91086QAN88	U.S.$1,269	U.S.$164	U.S.$1,105
6.75% Global Notes due 2034	US91086QAS75	U.S.$4,085	U.S.$751	U.S.$3,334
11.00% Euro MTN due 2017	XS0075866128	€ 172	€ 2	€ 171
5.50% Euro MTN due 2020	XS0206170390	€ 562	€ 7	€ 555

Note: Numbers may not total due to rounding.

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